
LIBERTY
INTERNATIONAL

December 18, 2006

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549



Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. 82-34722

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the document: "Total Voting Rights".

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Ruth Pavey at +44 (0) 20 7960 1236.

Yours faithfully,

Ruth Pavey
Company Secretarial Assistant
Fax : +44 (0) 20 7887 0001
Enclosures

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.

File No. 82-34722

LIBERTY INTERNATIONAL PLC (the "Company")

VOTING RIGHTS AND CAPITAL

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

At the date of this announcement, Liberty International's issued share capital consists of 362,772,673 ordinary shares of 50p each with voting rights. The Company does not hold any shares in treasury.

Therefore, the total number of voting rights in Liberty International is 362,772,673.

The above figure (362,772,673) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Liberty International under the FSA's Disclosure and Transparency Rules.

Susan Folger
Company Secretary

18 December 2006

LIBERTY
INTERNATIONAL



December 18, 2006

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. 82-34722

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the document: "Westgate Centre, Oxford".

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Ruth Pavey at +44 (0) 20 7960 1236.

Yours faithfully,



Ruth Pavey
Company Secretarial Assistant
Fax : +44 (0) 20 7887 0001
Enclosures

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.

File No. 82-34722

18 December 2006

WESTGATE CENTRE, OXFORD

PLANNING APPLICATION GETS GO-AHEAD FROM SECRETARY OF STATE

Attached is a press release issued today by The Westgate Partnership, a joint venture between Capital Shopping Centres PLC, the wholly owned subsidiary of Liberty International PLC, and Coal Pension Properties Limited.

The First Secretary of State has confirmed that the proposed £300 million refurbishment, part redevelopment and extension of the existing Westgate Shopping Centre in Oxford's city centre will not be called-in for inquiry. Oxford City Council will now be responsible for finalising the grant of planning permission for the project.

Work on the main construction contract could start in Spring 2008 and the completed shops open to the public in Autumn 2011.

Press Enquiries

Liberty International PLC

Richard Cable Director +44 (0)20 7887 7103

THE westgate PARTNERSHIP

PRESS RELEASE

18 December 2006

WESTGATE APPLICATION GETS GO-AHEAD FROM SECRETARY OF STATE

The First Secretary of State, Ruth Kelly, has confirmed that the planning application for the £300 million refurbishment, part redevelopment and extension of the existing Westgate Shopping Centre in Oxford city centre will not be called in. Oxford City Council will now be responsible for issuing final planning permission for the scheme.

Speaking on behalf of The Westgate Partnership, Richard Cable, Development Director, said; "This is excellent news. Our plans provide for a truly mixed used regeneration of the Westgate area of Oxford, including a John Lewis store, new cafes and restaurants, 127 private and social apartments, an enhanced public realm and improved public transport links. We believe that these proposals set a standard of design, quality and sustainability to which other towns and cities will aspire. We look forward to working closely with Oxford City Council and the local community to deliver wide ranging benefits for those who live, work and shop in Oxford."

The team will now take forward the necessary pre-development work such as detailed design, site assembly and survey work. Work on the main construction contract could start in spring 2008 and the completed shops open to the public in autumn 2011.

- ENDS -

THE WESTGATE PARTNERSHIP
Capital Shopping Centres
LaSalle Investment Management

Westgate PARTNERSHIP

PRESS RELEASE

Editor's Notes

The mixed use scheme to regenerate the Westgate area includes:

- A shopping area of approximately 750,000 sq ft (69,000 sq m), (including the existing centre) with 90 new shops, bars, restaurants and cafes, together with a wide range and variety of shops including a John Lewis department store, aspirational fashion and lifestyle brands and smaller independent retailers.
- Facilities will include Shopmobility, toilets, baby care, a crèche and a children's play area
- 127 new city centre apartments, 50% of which will be affordable homes
- A total refurbishment of the existing Westgate Centre to ensure that it blends seamlessly with the new buildings and with its surroundings, particularly Oxford City Council's proposals for the redesign of Bonn Square
- A prominent new three storey glazed entrance for Oxford's County Library
- A variety of street facing shops, kiosks, and cafes to bring new vitality to Castle Street and Norfolk Street
- A roof-top garden at the heart of the development, providing a local habitat for wildlife and a unique location for a restaurant operator
- An extensive landscaping strategy for the streets and green spaces around the development, including enhancements to the existing Paradise Square and the area alongside Castle Mill Stream
- Design to achieve "Very Good" ratings for BREEAM for Retail and EcoHomes, with proposals to provide approximately 12% on-site renewables, rainwater collection, green roofs and naturally ventilated malls
- Over 2000 jobs will be created when the new retail offer opens, increasing the number employed in the centre to around 3,300. In addition, there will be around 2,000 jobs during construction. The Westgate Partnership will support a programme of skills training in conjunction with the City Council, local colleges and job centres
- Accessibility for all including provision for pedestrians, cyclists, buses and taxis
- A new 1,335 space multi-storey car park to provide better, safer parking facilities including wider parking bays, clearly marked pedestrian walkways, enhanced lighting, CCTV and help stations
- A significant investment in delivering improved public transport.

The Westgate Partnership

The Westgate Partnership is a joint venture between Capital Shopping Centres and Coal Pension Properties Limited. Capital Shopping Centres PLC, a wholly owned subsidiary of Liberty International PLC, is the leading company in the UK specialising in the ownership, management and development of regional shopping centres. It specialises in retail-led town centre regeneration, providing mixed-use schemes, which respond to the needs of particular locations. Its portfolio includes Chapelfield (Norwich), The Glades (Bromley), The Harlequin (Watford) and The Chimes (Uxbridge), all of which it owns and manages.

LaSalle Investment Management, one of the UK's largest property investment fund managers, is responsible for the Coal Pension Properties' property portfolio, which includes The Westgate Centre.

For further information, please see www.westgateoxford.co.uk or contact:

Margaret Harwood, CSC Shopping Centres,
Telephone 020 7887 7029 Mobile 07803 116380,
Email margaret.harwood@capshop.co.uk

Ruth Johnson/Holly Mckinlay of M&N Associates
Telephone 01483 415915 or 0207 8127091
Email r.johnson@mnasociates.co.uk or h.mckinlay@mnassociates.co.uk